Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com
Sept. 3, 2009
N E W S  R E L E A S E

HELIX BIOPHARMA TO PRESENT AT
THE RODMAN & RENSHAW 11th ANNUAL HEALTHCARE CONFERENCE

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF) today announced that John Docherty, president and chief operating officer, will present at the Rodman and Renshaw 11th Annual Healthcare Conference at 12:05 p.m. EDT on Wednesday, Sept. 9, at the New York Palace Hotel in New York.  Mr. Docherty will provide an overview of the Company’s leading product development programs L-DOS47 and Topical Interferon Alpha-2b.  The slide show portion of the presentation will be posted on the Company’s website, www.helixbiopharma.com, on September 9th, 2009.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha-2b.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

For further information contact:

Investor & Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements regarding the Company’s planned presentation at the Rodman & Renshaw 11th Annual Healthcare Conference and the Company’s research and development initiatives, which statements can be identified by the use of forward looking terminology such as “will”, “developing”, “September 9”, or comparable terminology referring to future events or results. Forward looking statements are statements about the future and are inherently uncertain, and Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the fact that the Rodman & Renshaw presentation and the posting of the slide show portion of the presentation on the Company’s website are subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed as a drug or otherwise commercialized; the need for additional research and development, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; the need for regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; manufacturing and upscaling risks; Helix’s dependence on numerous third parties, whose performance and interdependence can critically affect the Company’s performance; the effect of competition; and the risk of changes in business strategy or development plans.  Such risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest Annual Information Form, MD&A and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and in the Company’s Form 20-F and other reports filed with the U.S. S.E.C. from time to time (see www.sec.gov/edgar.shtml).  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.